                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                                (Amendment No. 4)

                               VCampus Corporation
                 ----------------------------------------------
                                (Name of issuer)

                           COMMON STOCK $.01 PAR VALUE
                 ----------------------------------------------
                         (Title of class of securities)

                                   92240C 10 0
                 ----------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                 ----------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 31, 2000
                 ----------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 29 Pages)

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 2 of 29 Pages
-----------------------------                        ---------------------------

================================================================================

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Wheatley Partners, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                  (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                    WC, OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e) / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY              138,672(1) shares
   OWNED BY    -----------------------------------------------------------------
    EACH
   REPORTING
  PERSON WITH     8      SHARED VOTING POWER

                            11,201(2) shares
               -----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            138,672(1) shares
--------------------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                            11,201(2) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      149,872(1)(2) shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                    / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         9.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                       PN
================================================================================

(1)         Includes (i) 17,427 shares of Common Stock issuable upon exercise of
            warrants,   (ii)  21,123  shares  of  Common  Stock   issuable  upon
            conversion  of shares of Series C Preferred  Stock and (iii)  33,516

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 3 of 29 Pages
-----------------------------                        ---------------------------

            shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, all of which is held by Wheatley Partners, L.P.

(2)         Includes (i) 1,481 shares of Common Stock  issuable upon exercise of warrants, (ii) 1,795 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  2,847  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock, all of which is held by Wheatley Foreign  Partners,
            L.P. Wheatley Partners, L.P. disclaims beneficial ownership of these securities.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 4 of 29 Pages
-----------------------------                        ---------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Irwin Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                 8,894(1) shares
   OWNED BY    -----------------------------------------------------------------
    EACH
  REPORTING
  PERSON WITH
                  8      SHARED VOTING POWER

                             149,872(2) shares
               -----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              8,894(1) shares
               -----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                             149,872(2) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      158,767(1)(2) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      10.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 5 of 29 Pages
-----------------------------                        ---------------------------

(1)         Includes (i) 1,477 shares of Common Stock  issuable upon exercise of warrants, (ii) 1,790 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  1,818  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock, all of which is held by Mr. Lieber.

(2)         Includes (a)(i) 17,427 shares of Common Stock issuable upon exercise of  warrants,  (ii)  21,123  shares of Common  Stock  issuable  upon conversion  of shares of Series C Preferred  Stock and (iii)  33,516 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, all of which is held by Wheatley Partners,  L.P.,
            (b)(i)  1,481  shares of Common  Stock  issuable  upon  exercise  of warrants, (ii) 1,795 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  2,847  shares of
            Common Stock issuable upon  conversion of Series D Preferred  Stock, all of which is held by Wheatley Foreign  Partners,  L.P. Mr. Lieber disclaims  beneficial  ownership of these securities  (except to the extent  of  his  respective  equity  interest,  in  respect  of  the securities  held by Wheatley  Partners,  L.P. and  Wheatley  Foreign
            Partners, L.P.).

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 6 of 29 Pages
-----------------------------                        ---------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Barry Fingerhut
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     / /
                                                                     (b)     / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                      PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      United States
--------------------------------------------------------------------------------
   NUMBER OF      7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY               829,870 (1) shares
   OWNED BY    -----------------------------------------------------------------
     EACH
  REPORTING
  PERSON WITH

                  8      SHARED VOTING POWER

                            156,212 (2) shares
               -----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            829,870 (1) shares
               -----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                            156,212(2) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                            986,082(1)(2) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     44.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 7 of 29 Pages
-----------------------------                        ---------------------------

(1)         Includes  (a)(i)  233,666  shares  of  Common  Stock  issuable  upon exercise of warrants,  (ii) 4,584  shares of Common  Stock  issuable upon conversion of shares of Series C Preferred  Stock,  (iii) 4,545 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, (iv) 154,287 shares of Common Stock issuable upon conversion of Series F Preferred Stock, (v) 145,841 shares of Common
            Stock issuable upon conversion of Series F-1 Preferred  Stock,  (vi)
            67,150 shares of Common Stock issuable upon conversion of Series F-2
            Preferred Stock, and (vii) 5,000 issuable upon exercise of options, all of which are held by Mr.  Fingerhut,  and  (b)(i)  295 shares of
            Common Stock  issuable upon exercise of warrants and (ii) 358 shares of  Common  Stock  issuable  upon  conversion  of shares of Series C
            Preferred  Stock,  all of which is held by an account  for which Mr.
            Fingerhut has sole voting and dispositive power.

(2)         Includes (a)(i) 17,427 shares of Common Stock issuable upon exercise of  warrants,  (ii)  21,123  shares of Common  Stock  issuable  upon conversion  of shares of Series C Preferred  Stock and (iii)  33,516 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, all of which is held by Wheatley Partners,  L.P., and (b)(i) 1,481 shares of Common Stock  issuable  upon  exercise of warrants, (ii) 1,795 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  2,847  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock all of which is held by Wheatley  Foreign  Partners,
            L.P.  Mr.  Fingerhut   disclaims   beneficial   ownership  of  these
            securities,  except to the extent of his respective  equity interest therein.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 8 of 29 Pages
-----------------------------                        ---------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Seth Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                  United States
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY               935(1) shares
  OWNED BY     -----------------------------------------------------------------
    EACH
  REPORTING
 PERSON WITH
                  8      SHARED VOTING POWER

                            149,872(2) shares
               -----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            935(1) shares
               -----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                            149,872(2) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                  150,807 (1)(2) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 9 of 29 Pages
-----------------------------                        ---------------------------

(1)         Includes (i) 295 shares of Common Stock issuable upon  conversion of
            warrants  and  (ii)  358  shares  of  Common  Stock   issuable  upon
            conversion  of shares of Series C Preferred  Stock,  all of which is held by Mr. Lieber.

(2)         Includes (a)(i) 17,427 shares of Common Stock issuable upon exercise of  warrants,  (ii)  21,123  shares of Common  Stock  issuable  upon conversion  of shares of Series C Preferred  Stock and (iii)  33,516 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, all of which is held by Wheatley Partners,  L.P., and (b)(i) 1,481 shares of Common Stock  issuable  upon  exercise of warrants, (ii) 1,795 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  2,847  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock, all of which is held by Wheatley Foreign  Partners,
            L.P. Mr. Lieber disclaims  beneficial ownership of these securities, except to the extent of his respective equity interest therein.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 10 of 29 Pages
-----------------------------                        ---------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Jonathan Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                  PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                  United States
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY               653(1) shares
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
                  --------------------------------------------------------------
                  8      SHARED VOTING POWER

                            149,872(2) shares
                  --------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            653(1) shares
                  --------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                            149,872(2) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                            150,526(1)(2) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 11 of 29 Pages
-----------------------------                        ---------------------------

(1)         Consists of (i) 295 shares of Common Stock issuable upon  conversion of  warrants  and (ii) 358  shares of  Common  Stock  issuable  upon conversion  of shares of Series C Preferred  Stock,  all of which is held by Mr. Lieber.

(2)         Includes (a)(i) 17,427 shares of Common Stock issuable upon exercise of  warrants,  (ii)  21,123  shares of Common  Stock  issuable  upon conversion  of shares of Series C Preferred  Stock and (iii)  33,516 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, all of which is held by Wheatley Partners,  L.P., and (b)(i) 1,481 shares of Common Stock  issuable  upon  exercise of warrants, (ii) 1,795 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  2,847  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock, all of which is held by Wheatley Foreign  Partners,
            L.P. Mr. Lieber disclaims  beneficial ownership of these securities, except to the extent of his respective equity interest therein.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 12 of 29 Pages
-----------------------------                        ---------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Wheatley Foreign Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                  WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY               11,201(1) shares
OWNED BY EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                  8      SHARED VOTING POWER

                            138,672(2) shares
               -----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            11,201(1) shares
               -----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                            138,672(2) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  149,872(1)(2) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                  PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 13 of 29 Pages
-----------------------------                        ---------------------------

(1)         Includes (i) 1,481 shares of Common Stock  issuable upon exercise of warrants, (ii) 1,795 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  2,847  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock, all of which is held by Wheatley Foreign  Partners,
            L.P.

(2)         Includes (i) 17,427 shares of Common Stock issuable upon exercise of
            warrants,   (ii)  21,123  shares  of  Common  Stock   issuable  upon
            conversion  of shares of Series C Preferred  Stock and (iii)  33,516 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, all of which is held by Wheatley  Partners,  L.P.
            Wheatley Foreign Partners,  L.P. disclaims  beneficial  ownership of these securities.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 14 of 29 Pages
-----------------------------                        ---------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Seneca Ventures
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                  WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                  New York
--------------------------------------------------------------------------------
 NUMBER OF        7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                1,307 (1) shares
OWNED BY EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                  8      SHARED VOTING POWER

                            0 shares
               -----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            1,307 (1) shares
               -----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                            0 shares
               -----------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            1,307(1)shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                  PN
================================================================================

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 15 of 29 Pages
-----------------------------                        ---------------------------

(1)         Includes (i) 591 shares of Common Stock  issuable  upon  exercise of
            warrants  and  (ii)  716  shares  of  Common  Stock   issuable  upon
            conversion  of shares of Series C Preferred  Stock,  all of which is held by Seneca Ventures.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 16 of 29 Pages
-----------------------------                        ---------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Woodland Partners
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                  WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                  New York
--------------------------------------------------------------------------------
 NUMBER OF        7      SOLE VOTING POWER
 SHARES
BENEFICIALLY                9,548(1) shares
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                  8      SHARED VOTING POWER

                            0 shares
               -----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            9,548(1) shares
               -----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                            0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,548(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                  PN
================================================================================

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 17 of 29 Pages
-----------------------------                        ---------------------------

(1)         Includes (i) 1,773 shares of Common Stock  issuable upon exercise of warrants, (ii) 2,148 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  1,818  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock, all of which is held by Woodland Partners.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 18 of 29 Pages
-----------------------------                        ---------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Woodland Venture Fund
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                  WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                  New York
--------------------------------------------------------------------------------
 NUMBER OF        7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                1,307(1) shares
OWNED BY EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                  8      SHARED VOTING POWER

                            0 shares
               -----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            1,307(1) shares
               -----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                            0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,307(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                  PN
================================================================================

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 19 of 29 Pages
-----------------------------                        ---------------------------

(1)         Includes (i) 591 shares of Common Stock  issuable  upon  exercise of warrants  and  (iii)  716  shares  of  Common  Stock  issuable  upon conversion  of shares of Series C Preferred  Stock,  all of which is held by Woodland Venture Fund.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 20 of 29 Pages
-----------------------------                        ---------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Pamela Fingerhut
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                  PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                  United States
--------------------------------------------------------------------------------
 NUMBER OF        7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                6,340 shares
OWNED BY EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                  8      SHARED VOTING POWER

                            0 shares
               -----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                            6,340 shares
               -----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                            0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,340 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 21 of 29 Pages
-----------------------------                        ---------------------------

            The following  constitutes  Amendment  No. 4 ("Amendment  No. 4") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect.

            Item 1 is hereby amended in its entirety as follows:

Item 1.     Security and Issuer.
            -------------------

            This statement relates to shares (the "Shares") of the common stock,
$.01 par value per share ("Common Stock"), of VCampus Corporation(the "Issuer").
The principal  executive  offices of the Issuer are located 1850 Centennial Park
Drive, Suite 200, Reston, VA 20191. Unless otherwise  indicated,  the numbers of shares  of Common  Stock  disclosed  in this  Amendment  No. 4 reflect  the 1:10 reverse stock split which was effectuated by the Company as of July 8, 2002 (the
"Reverse Stock Split").

            Item 3 is hereby amended to add the following:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate purchase price of the 7,751,731 shares of Common Stock
(does  not  reflect  the  Reverse  Stock  Split)  beneficially  owned  by  Barry
Fingerhut,  as set forth in Item 5(c) of this Amendment No. 4, is  $3,443,789.30 and were acquired with his personal and other funds.

            The  aggregate  purchase  price of the 54,400 shares of Common Stock
(does  not  reflect  the  Reverse  Stock  Split)  beneficially  owned by  Pamela
Fingerhut, as set forth in Item 5(c) of this Amendment No. 4, is $398,939.43 and were acquired with her personal funds and other funds.

            Item 4 is hereby amended to read in its entirety as follows.

Item 4.     Purpose of the Transactions.
            ---------------------------

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D.

            Items 5. (a) and (b) are hereby amended to read in their entirety as follows:

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a)  The  following  table  sets  forth  the  aggregate  number  and percentage (based (i) 1,471,306 shares of Common Stock outstanding as of May 15,
2002  (taking  into  consideration  the Reverse  Stock Split) as reported in the
Issuer's  report for the period ended March 31, 2002 on Form 10-Q filed with the
Securities  and Exchange  Commission on May 15, 2002) plus (ii) 38,596 shares of
Common Stock (taking into  consideration  the Reverse Stock Split) issued by the
Company on June 30, 2002 as dividends to the shares of Series D Preferred Stock)
of  Common  Stock  beneficially  owned  by each  person  named in Item 2 of this
Schedule 13D, as amended.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 22 of 29 Pages
-----------------------------                        ---------------------------

                                           Shares of Common           Percentage of Shares
                                                 Stock                  of Common Stock
Name                                       Beneficially Owned         Beneficially Owned
----                                       ------------------         ------------------

Wheatley Partners, L.P.(1)                       149,872                     9.4
Barry Rubenstein(2)                              162,034                    10.1
Irwin Lieber(3)                                  158,767                    10.0
Barry Fingerhut(4)                               986,082                    44.7
Wheatley Partners, LLC(5)                        149,872                     9.4
Seth Lieber(6)                                   150,807                     9.5
Jonathan Lieber(7)                               150,526                     9.5
Wheatley Foreign Partners, L.P.(8)               149,872                     9.4
Woodland Partners(9)                               9,548                     0.6
Marilyn Rubenstein(10)                            12,162                     0.8
Seneca Ventures(11)                                1,307                     0.1
Woodland Venture Fund(12)                          1,307                     0.1
Woodland Services Corp.(13)                        2,614                     0.2
Pamela Fingerhut                                   6,340                     0.4

---------------------

(1)         Includes (i) 17,427 shares of Common Stock issuable upon exercise of
            warrants,   (ii)  21,123  shares  of  Common  Stock   issuable  upon
            conversion  of shares of Series C Preferred  Stock and (iii)  33,516 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, all of which is held by Wheatley  Partners,  L.P.
            Also  includes  (i)  1,481  shares  of Common  Stock  issuable  upon exercise of warrants,  (ii) 1,795  shares of Common  Stock  issuable upon  conversion  of shares of  Series C  Preferred  Stock and (iii)
            2,847 shares of Common Stock  issuable upon  conversion of shares of
            Series D Preferred  Stock,  all of which is held by Wheatley Foreign
            Partners,   L.P.  Wheatley  Partners,   L.P.  disclaims   beneficial
            ownership of these securities.

(2)         Includes (a)(i) 17,427 shares of Common Stock issuable upon exercise of  warrants,  (ii)  21,123  shares of Common  Stock  issuable  upon conversion  of shares of Series C Preferred  Stock and (iii)  33,516 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, all of which is held by Wheatley Partners,  L.P.,
            (b)(i)  1,481  shares of Common  Stock  issuable  upon  exercise  of warrants, (ii) 1,795 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  2,847  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock, all of which is held by Wheatley Foreign  Partners,
            L.P.,  (c)(i) 1,773 shares of Common Stock issuable upon exercise of warrants, (ii) 2,148 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  1,818  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred  Stock,  all of which  is held by  Woodland  Partners  and
            (d)(i)  1,182  shares of Common  Stock  issuable  upon  exercise  of warrants  and (ii)  1,432  shares  of  Common  Stock  issuable  upon conversion of shares of Series C Preferred Stock,  one-half of which is held by each of the Woodland  Venture  Fund and Seneca  Ventures.
            Mr. Rubenstein  disclaims  beneficial ownership of these securities, except to the extent of his respective equity interest therein.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 23 of 29 Pages
-----------------------------                        ---------------------------

(3)         Includes (i) 1,477 shares of Common Stock  issuable upon exercise of warrants, (ii) 1,790 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  1,818  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock,  all of which is held by Mr. Lieber.  Also includes
            (a)(i)  17,427  shares of Common  Stock  issuable  upon  exercise of
            warrants,   (ii)  21,123  shares  of  Common  Stock   issuable  upon
            conversion  of shares of Series C Preferred  Stock and (iii)  33,516 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, all of which is held by Wheatley Partners,  L.P.,
            (b)(i)  1,481  shares of Common  Stock  issuable  upon  exercise  of warrants, (ii) 1,795 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  2,847  shares of
            Common Stock issuable upon  conversion of Series D Preferred  Stock, all of which is held by Wheatley Foreign  Partners,  L.P. Mr. Lieber disclaims  beneficial  ownership of these securities,  except to the extent of his respective equity interest therein.

(4)         Includes  (a)(i)  233,666  shares  of  Common  Stock  issuable  upon exercise of warrants,  (ii) 4,584  shares of Common  Stock  issuable upon conversion of shares of Series C Preferred  Stock,  (iii) 4,545 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, (iv) 154,287 shares of Common Stock issuable upon conversion of Series F Preferred Stock, (v) 145,841 shares of Common
            Stock issuable upon conversion of Series F-1 Preferred  Stock,  (vi)
            67,150 shares of Common Stock issuable upon conversion of Series F-2
            Preferred Stock, and (vii) 5,000 issuable upon exercise of options, all of which are held by Mr.  Fingerhut,  and  (b)(i)  295 shares of
            Common Stock  issuable upon exercise of warrants and (ii) 358 shares of  Common  Stock  issuable  upon  conversion  of shares of Series C
            Preferred  Stock,  all of which is held by an account  for which Mr.
            Fingerhut  has sole  voting and  dispositive  power.  Also  includes
            (a)(i)  17,427  shares of Common  Stock  issuable  upon  exercise of
            warrants,   (ii)  21,123  shares  of  Common  Stock   issuable  upon
            conversion  of shares of Series C Preferred  Stock and (iii)  33,516 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, all of which is held by Wheatley Partners,  L.P., and (b)(i) 1,481 shares of Common Stock  issuable  upon  exercise of warrants, (ii) 1,795 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  2,847  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock, all of which is held by Wheatley Foreign  Partners,
            L.P.  Mr.  Fingerhut   disclaims   beneficial   ownership  of  these
            securities,  except to the extent of his respective  equity interest therein.

(5)         Includes (a)(i) 17,427 shares of Common Stock issuable upon exercise of  warrants,  (ii)  21,123  shares of Common  Stock  issuable  upon conversion  of shares of Series C Preferred  Stock and (iii)  33,516 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred Stock, all of which is held by Wheatley Partners,  L.P., and (b)(i) 1,481 shares of Common Stock  issuable  upon  exercise of warrants, (ii) 1,795 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  2,847  shares of

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 24 of 29 Pages
-----------------------------                        ---------------------------

            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock, all of which is held by Wheatley Foreign  Partners,
            L.P. Wheatley Partners,  LLC disclaims beneficial ownership of these securities,  except to the extent of its respective  equity interest therein.

(6)         Includes (i) 295 shares of Common Stock issuable upon  conversion of
            warrants  and  (ii)  358  shares  of  Common  Stock   issuable  upon
            conversion  of shares of Series C Preferred  Stock,  all of which is held by Mr.  Lieber.  Also  includes  (a)(i) 17,427 shares of Common
            Stock  issuable  upon  exercise of warrants,  (ii) 21,123  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  C
            Preferred  Stock and (iii) 33,516  shares of Common  Stock  issuable upon conversion of shares of Series D Preferred  Stock, all of which is held by  Wheatley  Partners,  L.P.,  and (b)(i)  1,481  shares of
            Common Stock  issuable upon exercise of warrants,  (ii) 1,795 shares of  Common  Stock  issuable  upon  conversion  of shares of Series C
            Preferred Stock and (iii) 2,847 shares of Common Stock issuable upon conversion  of shares of Series D Preferred  Stock,  all of which is held  by  Wheatley  Foreign  Partners,  L.P.  Mr.  Lieber  disclaims beneficial  ownership of these  securities,  except to the extent of his respective equity interest therein.

(7)         Consists of (i) 295 shares of Common Stock issuable upon  conversion of  warrants  and (ii) 358  shares of  Common  Stock  issuable  upon conversion  of shares of Series C Preferred  Stock,  all of which is held by Mr.  Lieber.  Also  includes  (a)(i) 17,427 shares of Common
            Stock  issuable  upon  exercise of warrants,  (ii) 21,123  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  C
            Preferred  Stock and (iii) 33,516  shares of Common  Stock  issuable upon conversion of shares of Series D Preferred  Stock, all of which is held by  Wheatley  Partners,  L.P.,  and (b)(i)  1,481  shares of
            Common Stock  issuable upon exercise of warrants,  (ii) 1,795 shares of  Common  Stock  issuable  upon  conversion  of shares of Series C
            Preferred Stock and (iii) 2,847 shares of Common Stock issuable upon conversion  of shares of Series D Preferred  Stock,  all of which is held  by  Wheatley  Foreign  Partners,  L.P.  Mr.  Lieber  disclaims beneficial  ownership of these  securities,  except to the extent of his respective equity interest therein.

(8)         Includes (i) 1,481 shares of Common Stock  issuable upon exercise of warrants, (ii) 1,795 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  2,847  shares of
            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock, all of which is held by Wheatley Foreign  Partners,
            L.P. Also  includes (i) 17,427 shares of Common Stock  issuable upon exercise of warrants,  (ii) 21,123  shares of Common Stock  issuable upon  conversion  of shares of  Series C  Preferred  Stock and (iii)
            33,516 shares of Common Stock issuable upon  conversion of shares of
            Series D Preferred Stock, all of which is held by Wheatley Partners,
            L.P. Wheatley Foreign Partners,  L.P. disclaims beneficial ownership of these securities.

(9)         Includes (i) 1,773 shares of Common Stock  issuable upon exercise of warrants, (ii) 2,148 shares of Common Stock issuable upon conversion of shares  of Series C  Preferred  Stock and (iii)  1,818  shares of

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 25 of 29 Pages
-----------------------------                        ---------------------------

            Common  Stock  issuable  upon  conversion  of  shares  of  Series  D
            Preferred Stock, all of which is held by Woodland Partners.

(10)        Includes  (a)(i) 1,773 shares of Common Stock issuable upon exercise of  warrants,  (ii)  2,148  shares of  Common  Stock  issuable  upon conversion  of shares of Series C  Preferred  Stock and (iii)  1,818 shares of Common Stock issuable upon  conversion of shares of Series
            D Preferred  Stock,  all of which is held by Woodland  Partners  and
            (b)(i)  1,182  shares of Common  Stock  issuable  upon  exercise  of warrants  and (ii)  1,432  shares  of  Common  Stock  issuable  upon conversion of shares of Series C Preferred Stock,  one-half of which is held by each of the Woodland  Venture  Fund and Seneca  Ventures.
            Mrs. Rubenstein  disclaims beneficial ownership of these securities, except to the extent of her respective equity interest therein.

(11)        Consists of (i) 591 shares of Common Stock issuable upon exercise of
            warrants  and  (ii)  716  shares  of  Common  Stock   issuable  upon
            conversion  of shares of Series C Preferred  Stock,  all of which is held by Seneca Ventures.

(12)        Consists of (i) 591 shares of Common Stock issuable upon exercise of
            warrants  and  (ii)  716  shares  of  Common  Stock   issuable  upon
            conversion  of shares of Series C Preferred  Stock,  all of which is held by Woodland Venture Fund.

(13)        Consists of (i) 1,182 shares of Common Stock  issuable upon exercise of warrants  and (ii) 1,432  shares of Common  Stock  issuable  upon conversion of shares of Series C Preferred Stock,  one-half of which is held by each of the Woodland  Venture  Fund and Seneca  Ventures.
            Woodland  Services  Corp.  disclaims  beneficial  ownership of these securities,  except to the extent of its respective  equity interest therein.

            (b) Wheatley has sole power to vote and dispose of 138,672 shares of
Common  Stock,  representing  approximately  8.8% of the  outstanding  shares of
Common  Stock and may be  deemed to have  shared  power to vote and  dispose  of
11,201  shares  of  Common  Stock,   representing   approximately  0.7%  of  the
outstanding shares of Common Stock.

            Wheatley Foreign has sole power to vote and dispose of 11,201 shares of Common Stock,  representing  approximately  0.7% of the outstanding shares of
Common  Stock and may be  deemed to have  shared  power to vote and  dispose  of
138,672  shares  of  Common  Stock,  representing   approximately  8.8%  of  the
outstanding shares of Common Stock.

            By virtue of being the  general  partner of  Wheatley  and a general partner of Wheatley  Foreign,  Wheatley  Partners,  LLC ("Wheatley  LLC") may be
deemed to have  shared  power to vote and  dispose of  149,872  shares of Common
Stock,  representing  approximately  9.4% of the  outstanding  shares  of Common
Stock.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 26 of 29 Pages
-----------------------------                        ---------------------------

            By virtue  of his being a member  and  Chief  Executive  Officer  of
Wheatley  LLC, a general  partner of  Woodland  Partners,  Seneca  Ventures  and
Woodland  Venture  Fund and the  President  and  sole  shareholder  of  Woodland
Services Corp.,  Barry Rubenstein may be deemed to have shared power to vote and dispose of 162,034 shares of Common Stock,  representing  approximately 10.1% of the outstanding shares of Common Stock.

            Irwin  Lieber has sole power to vote and dispose of 8,894  shares of
Common Stock,  representing  less than 0.6% of the outstanding  shares of Common
Stock and by virtue of his being a member and President, Secretary and Treasurer of  Wheatley  LLC,  Mr.  Lieber may be deemed to have  shared  power to vote and dispose of 149,872 shares of Common Stock,  representing  approximately  9.4% of the outstanding shares of Common Stock.

            Barry Fingerhut has sole power to vote and dispose of 829,870 shares of Common Stock,  representing  approximately 39.0% of the outstanding shares of
Common Stock. This number includes 853 shares of Common Stock held by an account for which Mr. Fingerhut has sole voting and dispositive  power. By virtue of his being a member and Executive Vice  President of Wheatley LLC, Mr.  Fingerhut may
be deemed to have shared  power to vote and dispose of 156,212  shares of Common
Stock,  representing  approximately  9.8% of the  outstanding  shares  of Common
Stock.  This  number  includes  6,340  shares  of  Common  Stock  held by Pamela
Fingerhut.

            Jonathan  Lieber has sole power to vote and dispose of 653 shares of
Common Stock,  representing  less than 1.0% of the outstanding  shares of Common
Stock and by virtue of his being a member and Vice  President  of Wheatley  LLC,
Mr.  Lieber may be deemed to have  shared  power to vote and  dispose of 149,872 shares of  Common  Stock,  representing  approximately  9.4% of the  outstanding shares of Common Stock.

            Seth  Lieber  has sole  power to vote and  dispose  of 935 shares of
Common Stock,  representing  less than 1.0% of the outstanding  shares of Common
Stock and by virtue of his being a member and Vice  President  of Wheatley  LLC,
Mr.  Lieber may be deemed to have  shared  power to vote and  dispose of 149,872 shares of  Common  Stock,  representing  approximately  9.4% of the  outstanding shares of Common Stock.

            Woodland Partners has sole power to vote and dispose of 9,548 shares of Common Stock, representing less than 1.0% of the outstanding shares of Common
Stock.

            By virtue of her being a general  partner of Woodland  Partners  and the Secretary and Treasurer of Woodland  Services  Corp.,  a general  partner of
Seneca Ventures and Woodland Venture Fund,  Marilyn  Rubenstein may be deemed to have  shared  power to vote and  dispose  of  12,162  shares  of  Common  Stock, representing approximately 0.8% of the outstanding shares of Common Stock.

            Seneca  Ventures  has sole power to vote and dispose of 1,307 shares of Common Stock, representing less than 1.0% of the outstanding shares of Common
Stock.

            Woodland  Venture  Fund has sole power to vote and  dispose of 1,307 shares of Common Stock, representing less than 1.0% of the outstanding shares of
Common Stock.

            By  virtue of its being a general  partner  of Seneca  Ventures  and
Woodland  Venture Fund,  Woodland  Services  Corp.  may be deemed to have shared power to vote and dispose of 2,614  shares of Common  Stock,  representing  less than 1.0% of the outstanding shares of Common Stock.

            Pamela  Fingerhut has sole power to vote and dispose of 6,340 shares of Common Stock, representing less than 1.0% of the outstanding shares of Common
Stock.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 27 of 29 Pages
-----------------------------                        ---------------------------

            Item 5(c) is supplemented as follows:

            (c)  The  following   transactions  occurred  since  the  filing  of
Amendment No. 3. The number of shares of securities purchased by Barry Fingerhut and Pamela  Fingerhut  shown in this Item 5(c) do not reflect the Reverse  Stock
Split.

Reporting Person: Barry Fingerhut

Except  as  indicated  below,  the  following   transactions  were  open  market
purchases:

    Date                      Buy/Sell         Quantity                 Price
    ----                      --------         --------                 -----

August 24, 2000               Buy               5,000                  $6.7500
August 25, 2000               Buy               6,500                  $7.1144
August 28, 2000               Buy               1,500                  $7.2083
August 29, 2000               Buy               5,000                  $7.0000
August 30, 2000               Buy               2,000                  $6.8750
August 31, 2000               Buy              19,000                  $7.2557
November 8, 2000              Buy              43,000                  $2.0291
November 10, 2000             Buy              25,000                  $1.7000
November 13, 2000             Buy              10,000                  $1.8750
November 14, 2000             Buy               5,000                  $2.0000
November 17, 2000             Buy              15,000                  $1.9921
November 20, 2000             Buy               9,700                  $1.7597
November 21, 2000             Buy              35,000                  $1.7527
November 22, 2000             Buy               6,000                  $1.6250
December 13, 2000(1)          Buy              91,314                  $0.9625
December 13, 2000(2)          Buy              91,314                  $0.9625
January 2, 2001               Buy             100,000                  $1.5745
January 8, 2001               Buy               5,000                  $1.3125
January 10, 2001              Buy              25,000                  $1.3125
January 16, 2001              Buy              50,000                  $1.3125
---------------------

(1)         Purchased in a private purchase from the Issuer
(2)         Stock option exercise.

            On February 27, 2001,  the Issuer granted Mr.  Fingerhut  options to purchase  50,000  shares of Common  Stock at an  exercise  price of $0.9375  per share. Such options expire on February 27, 2006.

            On March 29, 2001, Mr.  Fingerhut  purchased in a private  placement transaction with the Issuer an aggregate of 1,029,778 shares of Common Stock for an aggregate  consideration  of  $1,007,122.80.  Mr.  Fingerhut  also received a
3-year  warrant to purchase  250,000 shares of Common Stock at an exercise price of $1.076 per share. Such warrant expires on March 29, 2004.

            On May 29, 2001,  Mr.  Fingerhut  purchased  in a private  placement transaction  with the Issuer an aggregate of 150,000  shares of Common Stock for an aggregate  consideration  of $159,000.  Mr.  Fingerhut also received a 5-year warrant to purchase  37,500 shares of Common Stock.  Such warrant expires on May
29, 2006.

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 28 of 29 Pages
-----------------------------                        ---------------------------

            On December 28, 2001, Mr. Fingerhut purchased in a private placement transaction  with the  Issuer  an  aggregate  of  1,428,560  shares  of Series F
Preferred  Stock for an aggregate  consideration  of  $1,000,000.  Each share of
Series F  Preferred  Stock is  initially  convertible  into one  share of Common
Stock.  Mr.  Fingerhut also received a 5-year warrant to purchase 357,140 shares of Common Stock at an exercise price of $0.40 per share. Such warrant expires on
December 28, 2006.  Mr.  Fingerhut  also  received a 5-year  warrant to purchase
714,280  shares of Common  Stock at an exercise  price of $0.40 per share.  Such warrant  expires on December 28, 2006. Mr.  Fingerhut also received a convertible note for $500,000.

            On March 31, 2002, Mr. Fingerhut agreed to cancel the entire balance of principal and interest of $510,444  outstanding  under the convertible  notes issued to him in the  December  2001  financing  in exchange for an aggregate of
1,458,413 shares of Series F-1 Preferred Stock at $0.35 per share. Each share of
Series F-1  Preferred  Stock is initially  convertible  into one share of Common
Stock.  Mr.  Fingerhut also received a 5-year warrant to purchase 145,841 shares of Common Stock at an exercise price of $0.40 per share. Such warrant expires on
March 31, 2007.

            On May 9,  2002,  Mr.  Fingerhut  purchased  in a private  placement transaction  with the Issuer 6,715 shares of Series F-2  Preferred  Stock for an aggregate  purchase price of $235,025.  Each share of Series F-2 Preferred Stock is initially  convertible  into 100 shares of Common Stock.  Mr.  Fingerhut also received  a 5-year  warrant to  purchase  765,510  shares of Common  Stock at an exercise price of $0.40 per share. Such warrant expires on May 9, 2007.

            On June 28, 2002,  Mr.  Fingerhut  purchased in a private  placement transaction  with the Issuer 114,305  shares of Series F Preferred  Stock for an aggregate  purchase price of $40,006.75.  Each share of Series F Preferred Stock is initially  convertible  into one share of Common Stock.  Mr.  Fingerhut  also received  a 5-year  warrant  to  purchase  28,576  shares of Common  Stock at an exercise price of $0.40 per share. Such warrant expires on June 28, 2007.

Reporting Person: Pamela Fingerhut

The following transactions were open market purchases:

    Date                            Buy/Sell     Quantity(1)        Price
------------                        --------    ------------      ---------

May 22, 2000                        Buy             4,500          $8.2500
May 24, 2000                        Buy             2,900          $7.9612
May 25, 2000                        Buy             2,000          $8.0000
May 26, 2000                        Buy             6,000          $7.5521
August 24, 2000                     Buy             5,000          $6.7500
August 25, 2000                     Buy             6,500          $7.1144
August 28, 2000                     Buy             1,500          $7.2083
August 29, 2000                     Buy             5,000          $7.0000
August 30, 2000                     Buy             2,000          $6.8750
August 31, 2000                     Buy            19,000          $7.2557

-----------------------------                        ---------------------------
CUSIP No. 903196 10 3                  13D             Page 29 of 29 Pages
-----------------------------                        ---------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2002                    WHEATLEY PARTNERS, L.P.
                                        By: Wheatley Partners, LLC,
                                            a General Partner

                                        By: /s/ Irwin Lieber
                                          ------------------------------
                                            Irwin Lieber, President

                                          /s/ Irwin Lieber
                                          ------------------------------
                                            Irwin Lieber, President

                                          /s/ Barry Fingerhut
                                          ------------------------------
                                            Barry Fingerhut

                                          /s/ Pamela Fingerhut
                                          ------------------------------
                                            Pamela Fingerhut

                                          /s/ Seth Lieber
                                          ------------------------------
                                            Seth Lieber

                                          /s/ Jonathan Lieber
                                          ------------------------------
                                            Jonathan Lieber

                                        WHEATLEY FOREIGN PARTNERS, L.P.
                                        By:  Wheatley Partners, LLC, a
                                             General Partner

                                        By:/s/ Irwin Lieber
                                          ------------------------------
                                            Irwin Lieber, President

                                        SENECA VENTURES

                                        By: /s/ Barry Rubenstein
                                          ------------------------------
                                            Barry Rubenstein, a General Partner

                                        WOODLAND PARTNERS

                                        By: /s/ Barry Rubenstein
                                          ------------------------------
                                            Barry Rubenstein, a General Partner

                                        WOODLAND VENTURE FUND

                                        By: /s/ Barry Rubenstein
                                          ------------------------------
                                            Barry Rubenstein, a General Partner